OPERATING AGREEMENT
OF
DESHYO, LLC
A Texas Limited Liability Company

This Operating Agreement (the "**Agreement**") of DESHYO, LLC (the "**Company**"), effective as of August 24, 2018 (the "**Effective Date**"), is entered into by Zachary Silverman, as the Founding Member of the Company (the "**Member**").

WHEREAS, the Company was formed as a limited liability company on July 2, 2017 by the filing of Articles of Organization with the Secretary of State of the State of Texas pursuant to and in accordance with the Texas Limited Liability Company Act, as amended from time to time (the "Act"); and

WHEREAS, the Member agrees that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, the Member and the Company agree as follows:

ARTICLE I
Name

1. The name of the Company is and shall be DESHYO, LLC.

ARTICLE II
Purpose

1. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all necessary or incidental activities.

ARTICLE III
Powers & Term

1. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is organized, including the powers granted by the Act.
2. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with the terms herein.

ARTICLE IV
Principal Office; Registered Agent for Service of Process.

1. The location of the principal office of the Company shall be located at 3100 Riverside Dr. # 235 Los Angeles, CO 90027, or such other location as the Member from time to time may designate.
2. Registered Agent and Address. The registered agent of the Company for service of process in the State of Texas shall be the person reflected in the records of the Texas Secretary of State's office with the address also reflected therein. The Company may change the registered agent and at any time by filing a statement with the Secretary of State of Texas, in the manner provided by law.

ARTICLE V

Management

1. The Business and affairs of the Company shall be managed by a single Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

2. Discretion of Manager; Limitation of Liability. The Manager shall be free to exercise his sole and absolute discretion in making any and all decisions relating to the conduct of the Company's Business or otherwise delegated to the Manager by any provision of this Agreement. The Manager shall not be liable (in respect of any decision) to the Company, the Members, or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs, or expenses suffered by them so long as:
   a. The decision was made by the Manager in good faith for a purpose believed by him to be in, or not opposed to, the best interests of the Company;
   b. The decision did not involve actual fraud or willful misconduct, gross negligence, reckless disregard of duty or a material breach of this Agreement; and
   c. The decision was not part of any transaction from which the Manager (or any Affiliate) derives any improper personal benefit.

3. Number, Tenure and Qualifications. The Company shall have one Manager. The Manager is Zachary Silverman. The Manager shall not be required to stand for election at any time. If the Manager resigns, or otherwise ceases to function as a Manager, the Members of the Class entitled to Vote may, by the unanimous affirmative Vote of the Members entitled to Vote, replace such Manager. The Company may increase the number of managers by lawful amendment of this Operating Agreement. Each Manager shall hold office until his or her death, resignation or removal pursuant to the terms hereof.

4. Removal and Resignation of Manager(s).
   a. At a meeting called expressly for that purpose, Members may remove other managers (if additional managers are later authorized pursuant to the terms hereof) with or without cause only upon the unanimous Vote of all Members having the right to Vote.
   b. Any Manager of the Company may resign at any time by giving written notice to the Company. The resignation shall take effect upon receipt of notice thereof unless the Manager agrees to accept such resignation to be effective at a later time as shall be specified in such notice.
   c. The removal or resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.
   d. Vacancies. To the extent a vacancy occurs within the number of Managers for any reason, the Managers may (but are not required) by a Vote of a majority of the remaining Managers fill such vacancy. If there are an even number of remaining Managers, the deciding vote shall be cast by a majority of the Members so entitled to Vote.

5. The Manager may hold meetings within or outside of the state of Texas, in person or by telephone, internet, or other form of telecommunication. Meetings may be called by the Manager upon at least two days, but not more than 30 days, written notice.

6. If this Agreement is amended to provide for multiple managers, any action that may be taken by the Managers at a meeting may be taken without a meeting if such action is approved in writing by the number of Managers that would be required to approve such action at a duly held meeting.

7. Certain Powers of the Managers. Without limiting the generality of Sections 1 and 2 of this Article VI (but subject to other limitations contained in this Operating Agreement), the Manager shall have the power and authority on behalf of the Company and without a vote of the Members being necessary to do and perform all acts as may be necessary or appropriate to the conduct of the business of the Company. Unless a greater percentage is required, Managers may act by Vote of a majority of the Managers then in office.

8. The Manager may authorize the issuance of additional Units (including, without limitation, Class B Units).

9. The Manager (or the Members in the absence of any Manager) may (but are not required to) appoint officers

for the Company. When appointing officers, the Manager may delegate to any one or more of the officers such of the Manager's authority under this Operating Agreement as the Manager (or the Members in the absence of any Manager) may determine to be appropriate. In the absence of any Manager or any officer, the Members shall act as the Manager until the Members appoint one or more Managers pursuant to this Agreement.

10. The Manager may take the following actions on behalf of the Company without further authorization from other Managers (in the event this Agreement is amended to provide for additional managers) or the Members: i. Deposit any funds received by the Company in the Company's bank accounts or accounts at other financial institutions; ii. Execute on behalf of the Company checks to satisfy regularly recurring obligations of the Company; iii. Delegate to employees responsibility for the day-to-day management and operation of the Company's affairs in accordance with authorization previously given by the Managers; iv. Open bank accounts or accounts at other financial institutions on behalf of the Company; v. Execute letters of intent or memoranda of understanding regarding general business terms of transactions to be considered by the Company provided that such letters or memoranda are non-binding on the Company (except with respect to confidentiality terms, return of due diligence information, and the requirement that each party bear its own expenses); vi. Purchase liability or other insurance with respect to the Company's assets and activities; and vii. Take any action specifically authorized by the Managers, or allocated to such Manager in any operating plan or budget adopted by the Managers.

11. Any Manager may appoint another person to act as proxy for the Manager in making decisions, casting votes or executing statements of consent in such person's capacity as Manager.

12. The Manager, or a unanimous vote of the managers if this Agreement is amended to provide for more than one manager, may amend this Operating Agreement.

13. The Company shall indemnify the Managers and make advances for expenses to the maximum extent permitted under the Act. The Company shall indemnify its officers, employees and other agents who are not Managers and make advances for expenses to the maximum extent permitted under the Act. The Company's obligation to indemnify any Manager, officer, employee, or agent hereunder shall be satisfied out of the Company's assets only, and if the Company's assets are insufficient to satisfy its obligation to indemnify any Manager, such person shall not be entitled to contribution from any Member and neither the Member nor any other person shall have any personal liability on account thereof.

14. Notwithstanding any other provision of this Operating Agreement, no Manager, officer, employee, or agent shall be liable to any Member or Assignee or to the Company with respect to any act performed or neglected to be performed in good faith and in a manner which such person believed to be necessary or appropriate in connection with the ordinary and proper conduct of the business of the Company or the preservation of its property, and consistent with the provisions of this Operating Agreement. The Company shall indemnify its Managers, officers, employees, or agents for and hold them harmless from any liability, whether civil or criminal, and any loss, damage, or expense, including reasonable attorneys' fees, incurred in connection with the ordinary and proper conduct of the business of the Company and the preservation of the business and the Company's property, or by reason of the fact that such person is or was a Manager, officer, employee, or agent; provided: the person to be indemnified acted in good faith and in a manner such person believed to be consistent with the provisions of this Operating Agreement and in the best interests of the Company; and that with respect to any criminal action or proceeding, the person to be indemnified had no reasonable cause to believe the conduct was unlawful.

15. Liability for Certain Acts. Each of the Managers shall perform his duties as Manager in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Manager who so performs the duties as Manager shall not have any liability to the Company or the other Members by reason of being or having been a Manager of the Company. The Managers do not, in any way, guarantee the return of the Capital Contributions of any Member or Assignee, or a profit from the operations of the Company. The Manager(s) shall not be liable to the Company or to any Member or Assignee for any loss or damage

sustained by the Company or any Member or Assignee, unless the loss or damage shall have been the result of fraud, deceit, gross negligence or willful misconduct.

16. Duty to the Company. Persons serving as Manager(s) and officers of the Company are expected to devote such time and effort to the business of the Company as they determine to be appropriate or necessary in the circumstances. This provision is for the benefit of the Company and may only be enforced by the Company; the Members and Assignees have no right to enforce this provision on their own behalf.

17. Related Party Transactions. The Manager(s) shall have the right and responsibility from time-to-time as necessary and appropriate to enter into transactions between the Company and related parties, including the Manager or any Member or any affiliate thereof, provided such transactions adequately compensate the related party for the services being provided or the assets being used or acquired without unreasonable charges to the Company for such services or assets. It is not the intent that the related party will substantially profit from related party transactions with the Company, and it is not the intent that the Company will disproportionately benefit from related party transactions. It is the intent that the Company will bear its share of costs for related party transactions.

18. Officers; Delegation of Authority. The Manager may, from time to time, and in Manager's sole and exclusive discretion, designate one or more officers with such titles as may be designated by the Manager to act in the name of the Company with such authority as may be delegated to such officers by the Manager (each such designated person, an "Officer"). Any such Officer shall act pursuant to authority delegated to such Officer until that such Officer is removed by the Manager. Any Officer may not bind the Company absent the express written consent of the Manager and any action taken by the Officer shall not constitute the act of or serve to bind the Company absent such express written consent. Persons dealing with the Company are not entitled to rely conclusively on the power and authority of any Officer set forth in this Agreement absent such express written consent of the Manager. Such Officers may be terminated by the Manager at any time, with or without cause.

19. Compensation, Reimbursement, Organization Expenses. The Manager(s) may from time-to-time establish the compensation to be paid to the Manager(s) and any officer, employee, or agent. Such compensation shall be paid from either the Company's revenue before the Company makes any distributions to the Members or from the Company's Capital Contributions, at the sole and exclusive discretion of the Manager. No Person shall be prevented from receiving such compensation by reason of the fact that he or she is also a Member of the Company. The Company shall reimburse its Managers, Members, and others who incur expenses on behalf of the Company as the Managers may from time-to-time authorize, in advance and in writing. It is not intended that the reimbursement of a Manager, Member or other Person result in a profit, however, reimbursement may include an overhead charge not to exceed 10% of the amount of the expenses to be reimbursed, at the sole and exclusive discretion of the Manager.

ARTICLE VI
Members – Rights and Obligations

1. Founding Member. The Founding Member is Zachary Silverman who owns 100% of the membership interests in the Company and is the sole Manager of the Company.

2. Additional Members. One or more additional members may be admitted to the Company only upon the sole discretion and with the written consent of the Founding Member. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

3. Membership Interests. Members means those individuals listed on Schedule "A" hereto, as amended from time to time, and such other Persons as may from time to time be admitted to the Company as Members upon such terms and conditions as are provided in this Agreement and under the Act.

4. Membership Interest means a Member's limited liability company interest in the Company which represents such Member's share of the Net Profits and Net Losses of the Company and a Member's right to receive distributions of the Company's assets in accordance with the provisions of this Agreement and

the Act. The Membership Interests of the Members (expressed in terms of Units) are set forth on Schedule "A" attached hereto, as may be amended from time to time. Upon the admission of any new Member, termination of any existing Member, or any change in the number of Units held by any Member, the Manager shall make appropriate amendments to Schedule "A" to reflect such addition, termination or change, and no action shall be required by any Member to effectuate such amendment to Schedule "A."

    a. "Membership Interest" shall mean a Member's entire interest in the Company including the Units such Member owns, the Economic Interest associated with such Units, the right to Vote associated with such Units, and such other rights and privileges that the Member may enjoy by being a Member. Class A Members will hold Class A Membership Interests; "Class A Units" shall mean Units held by a Class A Member in his or her capacity as a Class A Member and shall be entitled to Vote on matters presented to the Members for approval;

    b. Subsequent classes of Units may be created by the Managers as provided herein and shall be designated by letters or in any other way the Managers may deem appropriate. Such Units, when authorized, shall mean Units held by a Member in such class or classes in his or her capacity as a Member, and shall hold such Economic Interest, right to Vote, and other rights as may be specified by the managers in the resolutions establishing the class.

    c. "Vote" includes not only casting a vote at a meeting but also the receipt of sufficient written consents (by facsimile, electronic mail, courier, or otherwise) to adopt a measure were it presented at a meeting.

5. Certificates. The Company will not issue any certificates to evidence ownership of the membership interests.

6. No Pre-emptive Rights. No person has the pre-emptive right by reason of being a Member or Assignee to acquire any additional Units that the Company may issue.

7. Limitation of Liability. A Member or Assignee shall not be personally liable for any debts or losses of the Company beyond his, her or its respective Capital Contributions (defined herein). Except as otherwise required in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, whether or not participating in the management of the Company. Any Member may, however, voluntarily agree to be liable on a debt or obligation of the Company by entering into a separate written agreement or other undertaking with an obligee or creditor of the Company; *provided, however*, no Member may commit another Member to be liable on a debt or obligation of the Company unless authorized to do so in writing by such other Member.

8. Members and Assignees Have No Agency Authority. Except as expressly provided by resolution of the Manager, no Member or Assignee (in their capacity as Members and Assignees) shall have any agency authority to take any action on behalf of the Company, whether or not such person is a Member. Members are not authorized to act on behalf of the Company or to bind the Company without the express, prior written consent of the Manager. Members who so act without the express, prior written consent of the Manger are not entitled to reimbursement or indemnification for any and all costs, expenses and liabilities associated with such unauthorized acts and Section 6 of this Article 6 shall not apply.

9. Units Are Not Governed by Article 8 of UCC. Units representing Membership Interests and Economic Interests are not intended to be governed by, Article 8 of the Uniform Commercial Code ("UCC"). Units will not be represented by a certificate.

10. Expulsion of Members. The Manager(s) may in its sole discretion, expel a Member from the Company, provided that the Member being expelled has no personal liability on any debt of the Company. If a Member has personal liability on any debt of the Company, the Manager may not expel such Member unless the Members, by a majority of Members entitled to Vote, approve the expulsion and agree in writing to indemnify and hold the Member being expelled harmless from any liability.

ARTICLE VII
Meetings Of Members

1. Meetings. The Members may meet at such times and places, either within or outside the State of Texas, as may be determined by the Manager(s). When the Manager(s) calls a meeting, they shall provide at least 10 days' Notice (but not more than 60 days' Notice) of the date, time and place of the meeting to all Members, which Notice will include a description and (if the Managers deem it necessary or appropriate) a discussion of the issues to be discussed and/or Voted upon at the meeting. When the Managers call a meeting, they shall determine the matters to be considered at the meeting, and whether any Units other than the Units with the right to Vote, will be entitled to Vote at the meeting. Meetings will be conducted in a manner the Managers determine to be fair and reasonable in the circumstances. In conducting meetings, the Managers may, but are not obligated to, refer to sources such as *The Modern Rules of Order* or other similar publication setting forth a method of parliamentary procedure. The Managers may provide that meetings be held by telephone, internet, or other form of telecommunication. The Company shall have no obligation to conduct annual or special meetings or to keep minutes thereof.
2. Manner of Acting. Whether at a meeting or otherwise, the affirmative Vote of Members holding a Three Quarters Interest (75%) shall be the act of the Members unless Voting by Class or the Vote of a greater or lesser proportion or number is otherwise required by this Operating Agreement or by the Manager(s). Any action that may be taken by Members at a meeting may be taken by the written consent of Members holding the percentage membership interests that would be required to approve such action at a duly held meeting. Unless otherwise expressly provided herein or required under applicable law or determined by the Managers, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members Vote, may Vote upon any such matter and such Vote shall be counted in the determination of whether the requisite matter was approved by the Members. At all meetings of Members, a Member may Vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be delivered to the Manager(s) before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

ARTICLE VIII
Capital Contribution

1. Initial Capital Contribution. The Founding Member hereby has and agrees to in the future to contribute to the Company such cash, property, or services as determined by the Founding Member from time to time, or loan funds to the Company, as the Founding Member may determine in his sole and absolute discretion; provided, that absent such determination, Founding Member is under no obligation whatsoever, either express or implied, to make any such additional contribution or loan to the Company.
2. Membership Interests; Units. Each Member's interest in the Company in the capital, income, gain, loss, deduction and expense of the Company and the right to vote, if any, on certain Company matters as provided in this Agreement shall be represented by units of limited liability company interest (each a "Unit"). The Company initially shall have one class of Units, designated Class A Units. The Company may issue fractional Units.
3. The Company will maintain a separate Capital Account for each Member and Assignee.
4. No Member shall be obligated to make any additional Capital Contribution unless agreed by such Member.
5. If the Manager(s) determines at any time, or from time to time, that the Company requires additional operating capital to carry out its purposes, conduct its business, meet its obligations, make any expenditure authorized by this Agreement or for any other business purpose, the Company may obtain additional equity financing in such amounts and on such terms and conditions as the Manager(s) in his sole discretion, may deem appropriate, either from then existing Members to the extent they desire to provide such equity

financing or from any other person(s) or entities or sources (whether or not affiliated with a then existing Member), issue additional Units and/or Options pursuant to Section 11 of this Article VII and in connection therewith the Manager(s) shall have authority to create and establish one or more new classes of Membership Interests having such rights, preferences and privileges as said Manager(s) may determine, and may admit any sources providing such equity financing as a Member of the Company on such terms and conditions as the Manager(s), in their sole discretion, may deem appropriate.

6. If the Manager(s) determines at any time, or from time to time, that the Company should issue Membership Interests in exchange for services, the Manager(s), in his sole discretion, shall have authority to issue additional Units in exchange for such services and may admit any person(s) providing such services as a Member of the Company on such terms and conditions as the Manager(s), in his sole discretion, may deem appropriate, including, without limitation, the designation of any such Membership Interests as Profits Interests.

7. Each Member hereby (i) consents to any amendment to this Agreement (including, without limitation, Schedule "A" hereto) which the Manager(s) may deem necessary or appropriate to create and establish such new class or classes of Membership Interests as may be authorized by the Manager(s) pursuant to this Agreement and/or to reflect the admission of any such person(s) as a Member of the Company and the terms and conditions of such person'(s) admission as a Member; and (ii) acknowledges that any future equity financing obtained by the Company or the issuance of any Membership Interest for services pursuant to this Agreement may result in the dilution or other modification of the rights, preferences and privileges of such Member hereunder.

8. Registration of Units. The Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. The Units may not be offered, sold, assigned, pledged or otherwise Transferred in the absence of an effective registration statement under the Securities Act covering such Transfer or an opinion of counsel satisfactory to the Company that registration under the Securities Act is not required.

    a. This Article VIII, Section 8 shall not apply to members who purchased equity through Netcapital.

9. Persons to whom the Managers determine to issue additional Units in the future will make Initial Capital Contributions as the Managers may require. The Managers will amend this Agreement and Schedule "A" from time-to-time as necessary to reflect the admission of new Members, issuance of additional units and additional Capital Contributions (all as provided herein), or other terms, conditions, rights and obligations of new and existing Members. Such amendments may be made pursuant to the terms of this Operating Agreement hereof without the consent of the Members.

10. Additional Capital Contributions. The Company may not require any Member to make any Additional Capital Contribution.

11. Issuance of Additional Units and Options to Purchase Units. The Company may issue additional Units to new or existing Members for consideration, and on other terms and conditions, determined by the Manager(s), subject to the limitations and provisions of this Agreement, and the issuance of such Units may dilute the Vote and the Economic Interest of existing Units then outstanding.

12. No Person who acquires additional Units may be admitted as a Member unless the Managers specifically approve such admission and unless such Person executes and agrees to be bound by the provisions of this Operating Agreement.

13. The Company may issue options to purchase Units for consideration, and on other terms and conditions, determined by the Manager(s), subject to the limitations and provisions of this Agreement. In issuing options to purchase such Units, the Manager(s) may determine all restrictions and conditions applicable to such Units as set forth in this Article VIII Section 12, the exercise price for such options, the term of such options, whether, upon exercise, the option holder will be admitted as a Member, and other terms and conditions as the Manager(s) may determine to be appropriate. No Person who acquires additional Units pursuant to the exercise of an option may be admitted as a Member unless the Manager(s) specifically approve such admission (either at the time of issuance of the option or upon exercise thereof) and unless

such person executes and agrees to be bound by the provisions of this Operating Agreement. No option holder will be treated as a Member or Assignee.

ARTICLE IX
Tax Status; Income and Deductions.

1. Income and Deductions. All items of income, gain, loss, deduction, and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction, and credit of the Company.
2. Allocations of Net Profits and Net Losses. a. Subject to Section 9.1(b), the Net Profits and Net Losses of the Company and each other allocable item included in the Company's tax return for each fiscal year will be allocated between each Member or Assignee in accordance with the Percentage Economic Interest of such holder.
3. Accounting Principles. The Net Profits and Net Losses of the Company and other allocable items shall be determined in accordance with accounting principles applied on a consistent basis using the cash or accrual method of accounting as the Managers may determine to be appropriate.
4. Interest On and Return of Capital Contributions. No Member or Assignee shall be entitled to interest on his Capital Contribution or to return of his Capital Contribution.
5. Accounting Period. The Company's accounting period (also referred to herein as the Company's fiscal year) shall be the calendar year.

ARTICLE X
Distributions

1. Distributions shall be made to the Member at the times and in the amounts determined by the Manager, in his sole and exclusive discretion.

ARTICLE XI
Dissolution; Liquidation

1. The Company shall dissolve, and its affairs shall be wound up upon the first occur of the following: (i) the written consent of the Member or (ii) any other event or circumstance giving rise to the dissolution of the Company under the Act, unless the Company's existence is continued pursuant to the Act.
2. Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Member shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member under this Agreement shall continue.
3. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) second, to the Member.
4. Upon the completion of the winding up of the Company, the Member shall file Articles of Dissolution in accordance with the Act.
5. Relocation and Reorganization - Notwithstanding anything herein to the contrary, including but not limited to this Section 12a through Section 12d, the Company may relocate its principal place of business and/or its state of organization in the sole and exclusive discretion of the Member. In the event any such relocation or change in state of organization requires the dissolution of the Company in the State of Texas, such relocation or reorganization shall be deemed an Administrative Dissolution and Reorganization. The

Company is authorized to conduct such Administrative Dissolution and Reorganization in the most expeditious manner possible while continuing to conduct business without interruption. Such Administrative Dissolution and Reorganization shall require notification to creditors and those holding membership interests but shall not require payment to creditors, distributions to members or liquidation of assets or the winding up of its affairs. In the event of a Administrative Dissolution and Reorganization the terms hereof shall remain in full force and effect from the date hereof and shall become the effective Operating Agreement as of the date of reorganization in a new state.

ARTICLE XII
Dispute Resolution

1. Disputes. Except for the specific performance remedy set forth in Article XIV Section 15, in the event a dispute of any kind arises out of, in connection with, or relating to this Operating Agreement or the operations of the Company hereunder (including any dispute concerning its construction, performance or breach), the parties to the dispute (who may be any combination of the Company and any one or more of the Members and Assignees) will attempt to resolve the dispute as set forth in this Article XII Section Each Member, each Assignee, and the Company waive all rights to seek remedies in any court (including the right to seek dissolution by decree of court), and the right to jury trial. All documents, discovery and other information related to any such dispute, and the attempts to resolve or arbitrate such dispute, will be kept confidential to the fullest extent possible.

2. Negotiation. If a dispute arises, any party to the dispute will give notice to each other party. If the Company is not a party to the dispute, notice will also be given to the Company. After notice has been given, the parties in good faith will attempt to negotiate a resolution of the dispute. If negotiations do not result in a resolution within 45 days of the aforesaid notice, the Parties will submit the dispute to mediation through a mediator of their choosing. If they cannot choose a mediator within Ninety (90) days of the aforesaid notice, the matter will proceed to arbitration.

3. Arbitration. If, within Ninety (90) days after the notice provided in this Article XII has been given, a dispute is not resolved through negotiation or mediation, the dispute will be arbitrated. The parties to the dispute agree to be bound by the selection of an arbitrator, and to settle the dispute exclusively by binding arbitration in accordance with the following provisions:

    a. All parties to the dispute will collectively select one arbitrator. If they fail to do so within Ninety (90) days after the Notice provided in Article XII, one or more parties will request the Judicial Arbiter Group, Inc. ("JAG"), Denver, Colorado, to submit a panel of five arbitrators from which the choice will be made. The party requesting the arbitration will strike first, followed by alternative striking until one name remains. A similar procedure will be followed if there are more than two parties. If selection by the above method is not completed within Thirty (30) days of receipt of the initial list of arbitrators, then JAG shall select the arbitrator not on the rejected list. The arbitrator so selected will then arbitrate the dispute in Denver, Colorado, and issue an award.

    b. To the extent consistent with the provisions of this Article XII, the arbitration will be conducted under the rules that JAG or the arbitrator may impose and in accordance with the Colorado Arbitration Act. The arbitrator's decision will be made pursuant to the relevant substantive law of the State of Colorado. The award of the arbitrator will be final, binding and non-appealable. Judgment on the award may be entered in any court, state or federal, having jurisdiction.

    c. The fees and expenses of the arbitrator, and the other direct costs of the arbitration, will be shared, initially, by the parties to the dispute who are Members or Assignees in proportion to their Percentage Economic Interests and (if the Company is a party to the dispute) by the Company in such proportion as the arbitrator may determine just and equitable. Each party to the dispute will bear all other costs and expenses. If one or more Members or Assignees are included in the arbitration because of his, its or their current or former ownership of an Economic Interest, such group will collectively be treated as one party to the dispute (through the Company as a party). The Arbitrator, as part of his final award, within his sole discretion, shall have the power, but not the obligation, to allocate direct and indirect costs and fees against any and all parties as he deems equitable.

ARTICLE XIV
General Provisions

1. Amendment and Power of Attorney. The Manager(s) may amend this Operating Agreement or the Articles of Organization of the Company without the consent of the Members in the Manager's sole and absolute discretion.
2. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of Colorado, without giving effect to principles of conflicts of law.
3. Severability. Wherever possible, each provision of this Operating Agreement will be interpreted in such manner as to be effective and valid under applicable law. However, if for any reason any one or more of the provisions of this Operating Agreement are held to be invalid, illegal or unenforceable in any respect, such action will not affect any other provision of this Operating Agreement. In such event, this Operating Agreement will be construed as if such invalid, illegal or unenforceable provision had never been contained in it, and any court or other body determining any provision to be invalid shall interpret the remaining portions of this Agreement to give maximum effect to the intention of the parties as expressed herein, including such invalid provision.
4. No Third Party Beneficiaries. Nothing in this Agreement, either express or implied, is intended to or shall confer upon any person other than the parties hereto, and their respective successors and permitted assigns, any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
5. Confidentiality. Except as contemplated hereby or required by a court of competent authority, each holder of an Economic Interest shall keep confidential and shall not disclose to others and shall use his or her reasonable efforts to prevent any Affiliates and any of his, her or its, or any of their Affiliates', present or former employees, agents, and representatives from disclosing to others without the prior written consent of the Managers any information which
    a. pertains to this Operating Agreement, any negotiations pertaining thereto,
    b. any of the transactions contemplated hereby, or the business of the Company, or pertains to confidential or proprietary information of any holder of an Economic Interest or the Company or which any holder has labeled in writing as confidential or proprietary; provided that any holder may disclose to its Affiliates' employees, agents, and representatives any information made available to such holder; or
    c. is Confidential Information
    d. This Agreement is subject to and incorporates herein the Non-Disclosure Agreement executed by the member or their representatives or agents.
6. Unregistered Interests. Each Member and Assignee:
    a. Acknowledges that the Units are being offered and sold without registration under the Securities Act of 1933, as amended, or under similar provisions of state law,
    b. Acknowledges that such Person is fully aware of the economic risks of an investment in the Company, and that such risks must be borne for an indefinite period of time,
    c. Represents and warrants that such Person is acquiring an Economic Interest for such Person's own account, for investment, and with no view to the distribution of the Economic Interest or any interest therein,
    d. Represents that such Member or Assignee has received and reviewed such information about the Company, assets, financial condition, management, risks relating to the Company and its business, and such other information regarding the acquisition of the Units as the Member or Assignee has (in

consultation with such advisors as the Member or Assignee has deemed appropriate) determined to be necessary or appropriate in the circumstances;

7. Costs and Attorney Fees. If the Company or any Member or Assignee retains counsel for the purpose of enforcing or preventing the breach or any threatened breach of any provision of this Operating Agreement or for any other remedy relating to it, then the prevailing party will be entitled to be reimbursed by the non-prevailing party for all costs and expenses so incurred (including reasonable attorney's fees, costs of bonds, and fees and expenses for expert witnesses) unless the arbitrator or other trier of fact determines otherwise in the interest of fairness.

8. Entire Agreement. This Operating Agreement contains the entire agreement and understanding of the parties and Persons who may in the future become Members or Assignees with respect to its subject matter, and it supersedes all prior written and oral agreements. No amendment of this Operating Agreement will be effective for any purpose unless it is made in accordance with the terms hereof.

9. Benefit. The contribution obligations of each Member will inure solely to the benefit of the other Members and the Company, without conferring on any other person any rights of enforcement or other rights. Without limiting the generality of the foregoing, none of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company or of any Member.

10. Binding Effect. This Operating Agreement is binding upon, and inures to the benefit of, the Members and their permitted successors and assigns; provided that, Assignees will only have the rights set forth in herein unless admitted as a Member in accordance with this Operating Agreement.

11. Headings. Article and Section titles and references have been inserted for convenience of reference only. They are not intended to affect the meaning or interpretation of this Operating Agreement.

12. Creditors; No Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company or other person, including (without limitation) any

13. Member in such Member's capacity as a creditor. No person not a party hereto is intended to be a third party beneficiary of this Agreement.

14. Waivers Generally. No course of dealing will be deemed to amend or discharge any provision of this Operating Agreement. No delay in the exercise of any right will operate as a waiver of such right. No single or partial exercise of any right will preclude its further exercise. A waiver of any right on any one occasion will not be construed as a bar to, or waiver of, any such right on any other occasion.

15. Equitable Relief. Subject to Article VIII, Section 8(a), if any Person proposes to transfer all or any part of such Person's Economic Interest in violation of the terms of this Operating Agreement, the Company or any Member may apply to any court of competent jurisdiction for an injunctive order prohibiting such proposed transfer except upon compliance with the terms of this Operating Agreement, and the Company or any Member may institute and maintain any action or proceeding against the Person proposing to make such transfer to compel the specific performance of this Operating Agreement. Any attempted transfer in violation of this Operating Agreement is null and void, and of no force and effect. The Person against whom such action or proceeding is brought waives the claim or defense that an adequate remedy at law exists, and such Person will not urge in any such action or proceeding the claim or defense that such remedy at law exists.

16. Remedies for Breach. The rights and remedies of the Members set forth in this Operating Agreement are neither mutually exclusive nor exclusive of any right or remedy provided by law, in equity or otherwise. Subject to the dispute resolution provisions of Article 12, the Members and Assignees agree that all legal remedies (such as monetary damages) as well as all equitable remedies (such as specific performance) will be available for any breach or threatened breach of any provision of this Operating Agreement.

17. Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. At least one original copy of this Operating Agreement will be placed in the Company records. A photocopy of this Operating Agreement, as signed, will be delivered to each Member and each such photocopy will be deemed to be an original document.

18. The undersigned hereby agree, acknowledge and certify that the foregoing Operating Agreement constitutes the Operating Agreement of the Company adopted by the Managers and by the Members of the Company.

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first written above.

Member:

_____

Zachary Silverman, Founding Member



_____

Zachary Silverman, Managing Member

SCHEDULE "A"
MEMBERS

Name	Address	No. of Units	Unit Class	% Ownership
Zachary Silverman	3100 Riverside Dr. # 235 Los Angeles, CO 90027	7.5Million	A	100